UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Autohome Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

05278C107**

(CUSIP Number)

22/F, No.1333 Lujiazui Ring Road, PuDong,

Shanghai, China, 200120

Attention: Yiming Zhao

Phone: +86-21-38634118

Facsimile: +86-21-33827052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yun Chen Capital Cayman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,724,328 Class A ordinary shares
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 58,724,328 Class A ordinary shares
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,724,328 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%[1]
14	TYPE OF REPORTING PERSON CO

(1) The calculation is based on 118,926,687 Class A ordinary shares outstanding as of December 31, 2019, as reported in Autohome Inc.’s Form 20-F filed with the Securities and Exchange Commission on April 3, 2020.

CUSIP No. 05278C107	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,724,328 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,724,328 Class A ordinary shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,724,328 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%[1]
14		TYPE OF REPORTING PERSON CO

(1) The calculation is based on 118,926,687 Class A ordinary shares outstanding as of December 31, 2019, as reported in Autohome Inc.’s Form 20-F filed with the Securities and Exchange Commission on April 3, 2020.

This amendment No. 3 (this “Amendment No. 3”) is filed jointly by Yun Chen Capital Cayman (“Yun Chen”) and Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Reporting Persons”) with respect to the Class A ordinary shares, par value US$0.01 per share (the “Class A Shares”), of Autohome Inc. (the “Issuer”).

This Amendment No. 3 amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 5, 2016 (as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 27, 2017 and Amendment No. 2 filed by the Reporting Persons on June 19, 2020, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 3.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number and percentage of Class A Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 3 for the number of Class A Shares that are beneficially owned by each Reporting Person as of the date hereof, as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as previously reported, to the best knowledge of the Reporting Persons, no transactions in any of the Class A Shares have been effected by any Reporting Person or any other person named in the response to Item 2 above during the past sixty days preceding the filing of this Amendment No. 3.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares held by the Reporting Persons or the ADSs representing such Class A Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No. 3 amends Item 6 to the Schedule 13D by adding the following:

Pursuant to a Pledge Agreement, dated July 23, 2020, Yun Chen pledged and granted a security interest in 10,150,000 Class A Shares in favor of China Minsheng Bank Corp., Ltd. (Shenzhen branch) (the “Pledge Agreement”) as security for a loan to an affiliate of the Reporting Persons.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of July 5, 2016, by and between the Reporting Persons (incorporated by reference to Exhibit No. 1 to the Schedule 13D filed by the Reporting Persons on July 5, 2016)

2. Pledge Agreement, dated July 23, 2020, made by Yun Chen Capital Cayman in favor of China Minsheng Bank Corp., Ltd. (Shenzhen branch)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2020	Yun Chen Capital Cayman

/s/ Liu Dong
Name: Liu Dong
Title: Director

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2020	Ping An Insurance (Group) Company of China, Ltd.

/s/ Yao Bo
Name: Yao Bo
Title: CFO